DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE

NEW YORK, NEW YORK 10017

212-450-4000

FAX: 212-450-3800

July 29, 2005

Re:	CSG Systems International, Inc.
Registration Statement on Form S-3
Post-Effective Amendment No. 4
Registration No. 333-117427

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir/Madam:

On behalf of CSG Systems International, Inc. (the “Company”) and pursuant to the provisions of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a) of Regulation S-T, we are submitting for filing Post-Effective Amendment No. 4 (the “Post-Effective Amendment No. 4”) to the Registration Statement on Form S-3 (Registration No. 333-117427) (as amended, the “Registration Statement”) in electronic format relating to the Company’s 2.50% Senior Subordinated Convertible Contingent Debt SecuritiesSM (CODESSM) due 2024 and the shares of common stock issuable upon conversion of the CODES. The primary reason for this filing is to update the selling securityholder information at the request of the selling securityholders.

This letter confirms that an oral request for acceleration of the effective date of the Post-Effective Amendment No. 4 will be made in accordance with Rule 461 of the Securities Act. The Company is aware of its obligations under the Securities Act.

If you have any questions or comments relating to this submission, please call me at (212) 450-4536.

Very truly yours,

/s/ Hugh McCullough
Hugh McCullough

Cc:	Joseph T. Ruble

General Counsel and Corporate Secretary

CSG Systems International, Inc.